Exhibit 99.1

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of The PMI Group, Inc.)

Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of PMI Mortgage Insurance Ltd

We have audited the accompanying consolidated balance sheets of PMI Mortgage Insurance Ltd and subsidiaries (an indirect wholly owned subsidiary of The PMI Group, Inc.) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PMI Mortgage Insurance Ltd and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Los Angeles, California

March 8, 2006

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2005	2004	2003
	(Dollars in thousands)
REVENUES
Premiums earned	$113,559	$96,637	$67,503
Net investment income	36,255	28,135	15,891
Net realized investment gains (losses)	202	39	(241)
Other income	1,240	1,144	401

Total revenues	151,256	125,955	83,554

LOSSES AND EXPENSES
Losses and loss adjustment expenses	3,577	2,489	(3,447)
Amortization of deferred policy acquisition costs	11,321	10,973	8,484
Other underwriting and operating expenses	26,897	22,634	14,774

Total losses and expenses	41,795	36,096	19,811

Income before income taxes and minority interest	109,461	89,859	63,743
Income taxes	31,276	26,920	21,259

Income before minority interest	78,185	62,939	42,484
Minority interest, net	1,990	1,733	1,363

NET INCOME	$76,195	$61,206	$41,121

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2004
	(Dollars in thousands)
ASSETS
Investments – available-for-sale, at fair value:
Fixed income securities	$603,828	$525,193
Equity securities	27,694	24,430
Short-term investments	—	6,171

Total investments	631,522	555,794

Cash and cash equivalents	100,712	48,864
Related party receivables	13	2,811
Accrued investment income	8,635	7,596
Reinsurance receivables and prepaid premiums	4,845	4,298
Reinsurance recoverables	—	81
Deferred policy acquisition costs	35,562	34,129
Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	2,528	2,459
Other assets	2,746	14,666

Total assets	$786,563	$670,698

LIABILITIES
Reserve for losses and loss adjustment expenses	$7,526	$7,672
Unearned premiums	300,618	280,639
Reinsurance payables	6,424	7,200
Deferred income taxes	5,503	6,508
Other liabilities and accrued expenses	16,721	17,409

Total liabilities	336,792	319,428

Commitments and contingencies (Notes 7 and 11)
Minority interest	9,229	6,226

SHAREHOLDER’S EQUITY
Ordinary shares – no par value; 265,800 and 210,800 shares issued and outstanding	117,085	76,753
Retained earnings	271,910	195,715
Accumulated other comprehensive income, net of deferred taxes	51,547	72,576

Total shareholder’s equity	440,542	345,044

Total liabilities and shareholder’s equity	$786,563	$670,698

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

	Comprehensive Income	Ordinary Shares			Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount	Retained Earnings
	(Dollars in thousands)
BALANCE, JANUARY 1, 2003		210,800	76,753	93,388	(8,553)	161,588
Net income	41,121	—	—	41,121	—	41,121
Change in unrealized gains on investments, net of deferred taxes of ($427)	(3,029)	—	—	—	(3,029)	(3,029)
Reclassification of realized gains included in net income, net of taxes	169	—	—	—	169	169
Change in currency translation gains	62,197	—	—	—	62,197	62,197

Comprehensive income	$100,458

BALANCE, DECEMBER 31, 2003		210,800	76,753	134,509	50,784	262,046
Net income	61,206	—	—	61,206	—	61,206
Change in unrealized gains on investments, net of deferred taxes of $3,595	8,412	—	—	—	8,412	8,412
Reclassification of realized gains included in net income, net of taxes	(27)	—	—	—	(27)	(27)
Change in currency translation gains	13,407	—	—	—	13,407	13,407

Comprehensive income	$82,998

BALANCE, DECEMBER 31, 2004		210,800	76,753	195,715	72,576	345,044
Ordinary stock issued		55,000	40,332	—	—	40,332
Net income	76,195	—	—	76,195	—	76,195
Change in unrealized gains on investments, net of deferred taxes of $960	2,382	—	—	—	2,382	2,382
Reclassification of realized gains included in net income, net of taxes	(142)	—	—	—	(142)	(142)
Change in currency translation gains	(23,269)	—	—	—	(23,269)	(23,269)

Comprehensive income	$55,166

BALANCE, DECEMBER 31, 2005		265,800	$117,085	$271,910	$51,547	$440,542

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$76,195	$61,206	$41,121
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest, net	1,990	1,733	1,363
Net realized investment (gains) losses	(202)	(39)	241
Depreciation and amortization	3,336	1,532	1,755
Deferred income taxes	(1,977)	5,347	1,226
Policy acquisition costs incurred and deferred	(12,754)	(18,134)	(20,642)
Amortization of deferred policy acquisition costs	11,321	10,973	8,484
Changes in:
Accrued investment income	(1,039)	(1,945)	(2,115)
Reinsurance receivables and prepaid premiums	(547)	312	(4,349)
Reinsurance recoverables	81	(4)	166
Reserve for losses and loss adjustment expenses	(146)	1,697	(2,991)
Unearned premiums	19,979	65,888	103,847
Other	11,473	(2,321)	11,663

Net cash provided by operating activities	107,710	126,245	139,769

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of fixed income securities	49,128	105,893	42,848
Proceeds from sales of equity securities	3,044	4,510	6,592
Investment purchases:
Fixed income securities	(129,828)	(272,667)	(176,825)
Equity securities	(2,890)	(6,272)	(12,719)
Net change in short-term investments	6,171	5,619	584
Net change in related party receivables	2,798	(2,809)	70
Capital expenditures and capitalized software, net of dispositions	(1,348)	(737)	(2,301)

Net cash used in investing activities	(72,925)	(166,463)	(141,751)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	40,332	—	—

Net cash provided by financing activities	40,332	—	—

Foreign currency translation adjustment	(23,269)	13,407	62,197

Net increase (decrease) in cash and cash equivalents	51,848	(26,811)	60,215

Cash and cash equivalents at beginning of year	48,864	75,675	15,460

Cash and cash equivalents at end of year	$100,712	$48,864	$75,675

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the year:
Income taxes paid, net of refunds	$30,729	$23,854	$16,730

See accompanying notes to consolidated financial statements.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

PMI Mortgage Insurance Ltd (“PMI Ltd”) is a wholly owned subsidiary of PMI Mortgage Insurance Australia (Holdings) Pty Limited (“PMI Holdings”) and was incorporated in Australia on September 24, 1965. The accompanying consolidated financial statements include the accounts of PMI Ltd, an Australian corporation; its majority owned subsidiaries, Western Lenders Mortgage Insurance Company Ltd, and Permanent LMI Pty Ltd; and its wholly owned subsidiary, Advantage Lenders Mortgage Insurance Pty Limited (“Advantage”). PMI Ltd and its subsidiaries are collectively referred to as the “Company.” All material inter-company transactions and balances have been eliminated in the consolidated financial statements. PMI Holdings is a subsidiary of PMI Mortgage Insurance Co. (“PMI”). The ultimate parent of PMI is The PMI Group, Inc. (“The PMI Group”), a United States domiciled corporation.

The Company offers mortgage insurance in Australia and New Zealand. The Company is headquartered in Sydney, Australia, and has offices throughout Australia and New Zealand. PMI Ltd’s financial strength is rated “AA” by S&P and Fitch, and “Aa2” by Moody’s. Australian mortgage insurance, known as “lenders mortgage insurance,” or LMI, is characterized by single premiums and coverage of 100% of the loan amount. Lenders usually collect the single premium from a prospective borrower and remit the amount to the Company as the mortgage insurer. The Company recognizes earnings from single premiums in its consolidated financial statements over time in accordance with the expiration of risk. Premiums are partly refundable if the policy is canceled within the first year.

LMI covers the unpaid loan balance, plus selling costs and expenses, following the sale of the security property. Historically, loss severities have normally ranged from 20% to 30% of the original loan amount. In New Zealand, insurance coverage is predominantly “top cover”, where the total loss (including expenses) is paid up to a prescribed percentage of the original loan amount. Typical top cover in New Zealand ranges between 20% to 30% of the original loan amount.

The Company’s primary net insurance written includes direct insurance and insurance on loans underlying residential mortgage-backed securities, or RMBS. RMBS transactions include insurance on seasoned portfolios comprised of prime credit quality loans that have loan to values often below 80%.

In December, 2005 in connection with capital requirement changes with its regulator, the Australian Prudential Regulation Authority, (“APRA”) the Company issued 55 million shares for $40.3 million to PMI Holdings. These capital requirements are effective from January 1, 2006. See Note 15. Subsequent Events for further discussion about the changes to capital requirements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and Article 7 of Regulation S-X. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Risks and Uncertainties – The Company is dependent upon lenders and mortgage originators to provide mortgage loans to insure. In the event any of its largest customers choose to stop providing the Company with mortgage loans to insure, the Company’s ability to generate new insurance business could be adversely affected. The Company’s five largest customers generated 63%, 65% and 58% of its premiums earned in 2005, 2004 and 2003, respectively.

The Company is subject to comprehensive regulation. These regulations are generally intended to protect policyholders, rather than to benefit investors. Although their scope varies, applicable laws and regulations grant broad powers to these supervisory agencies and officials to examine companies and to enforce rules or exercise discretion touching almost every significant aspect of the insurance business. The licensing of the Company’s insurance business, the review of its financial statements and periodic financial reporting, permissible investments and adherence to financial standards relating to regulatory capital, dividends to the Company and other criteria of solvency are all subjects of detailed regulation.

The Company establishes loss reserves to recognize the liability of unpaid losses related to insured mortgages that are in default. These loss reserves are based upon the Company’s estimates of the claim rate and average claim amounts, as well as the estimated costs of settling claims. These estimates are regularly reviewed and updated using currently available information. Any adjustments due to positive or adverse developments, which may be material, resulting from these reviews would impact current reserve requirements. The Company’s reserves may not be adequate to cover ultimate loss development on incurred defaults. The Company’s consolidated financial condition, results of operations or cash flows could be seriously harmed if the Company’s reserve estimates are insufficient to cover the actual related claims paid and loss-related expenses incurred.

Significant accounting policies are as follows:

Investments – The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value based on quoted market prices with unrealized gains and losses, net of deferred income taxes, accounted for as a component of accumulated other comprehensive income (loss) in shareholder’s equity. The Company evaluates its investments regularly to determine whether there are declines in value and whether such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities and SEC Staff Accounting Bulletin No. 59, Accounting for Noncurrent Marketable Equity Securities. The fair value of a security below cost or amortized cost for consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment, the impairment loss is recognized, to the extent of the decline, as a realized investment loss in the current period’s net income.

The Company’s short-term investments have maturities of greater than three and less than twelve months when purchased and are carried at fair value. Realized gains and losses on sales of investments are determined on a specific-identification basis. Investment income consists primarily of interest and dividends. Interest income and preferred stock dividends are recognized on an accrual basis. Dividend income on common stock is recognized on the date of declaration. Net investment income represents interest and dividend income, net of investment expenses.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred Policy Acquisition Costs – The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. Costs related to the issuance of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. SFAS No. 60, Accounting and Reporting by Insurance Enterprises, (“SFAS No. 60”), specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to earned premiums. Predominately all of the policies written by the Company are single premium. The deferred costs related to single premium policies are adjusted as appropriate for policy cancellations to be consistent with the Company’s revenue recognition policy. The amortization estimates for each underwriting year are monitored regularly to reflect actual experience and any changes to persistency or loss development. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts, after considering investment income.

Leasehold Improvements, Equipment and Software – Leasehold improvements and equipment, including software, are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 2.5 to 13 years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.

Under the provisions of Statement of Position (“SOP”) No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs incurred during the application development stage related to software developed for internal-use purposes and for which it has no substantive plan to market externally. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset at such time as the software is ready for its intended use, which is generally 2.5 years.

Reserve for Losses and Loss Adjustment Expenses – The reserve for mortgage insurance losses and loss adjustment expenses (“LAE”) is the estimated claim settlement costs on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. The Company’s master policies define “default” as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, however, the master policies require an insured to notify the Company of a default no later than the last business day of the month following the month in which the borrower becomes three monthly payments in default. For reporting and internal tracking purposes, the Company does not consider a loan to be in default until it has been delinquent for two consecutive monthly payments. SFAS No. 60, specifically excludes mortgage guaranty insurance from its guidance relating to reserves for losses and LAE. Consistent with industry accounting practice, the Company considers its mortgage insurance policies as short duration contracts and, accordingly does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis when insured loans are identified as currently in default using estimated claim rates and average claim amounts for each report year, net of salvage recoverable. The Company also establishes loss reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period, using estimated claim rates and claim amounts applied to the estimated number of defaults not reported. The reserve levels as of the consolidated balance sheet date represent management’s best estimate of existing losses and LAE incurred. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known to the Company. Such adjustments, to the extent of increasing or decreasing loss reserves, are recognized in current period’s consolidated results of operations.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reinsurance – The Company uses reinsurance to reduce net risk in force and optimize capital allocation. The Company’s reinsurance agreements typically provide for recovery of a proportionate level of claim expenses from reinsurers, and reinsurance recoverable is recorded as an asset. The Company remains liable to its policyholders if the reinsurers are unable to satisfy their obligations under the agreements as with all reinsurance contracts. Reinsurance recoverables on paid losses and loss estimates are based on the Company’s actuarial analysis of the applicable business. Amounts the Company will ultimately recover could differ materially from amounts recorded as reinsurance recoverables. Reinsurance transactions are recorded in accordance with the provisions of the reinsurance agreements and the accounting guidance provided in SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. Ceded premiums for quota share reinsurance are deferred and amortized on the same basis as single premium policies as described below.

Revenue Recognition – Mortgage guarantee insurance policies are contracts that are generally non-cancelable by the insurer and provide payment of premiums on a monthly, annual or single basis. Primary mortgage insurance premiums written on policies covering more than one year are referred to as single premiums. A portion of revenue on single premiums is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the expected life of the policy, a range of eight to nine years. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is nonrefundable, then the remaining unearned premium related to each cancelled policy is recognized to earned premiums upon notification of the cancellation. Unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premiums are estimates based on the actuarial analysis of the expiration of risk. The earnings pattern calculation is an estimation process and, accordingly, the Company reviews its premium earnings pattern for each policy acquisition year (“Book Year”) annually and any adjustments to the estimates are reflected to each Book Year as appropriate.

Income Taxes – PMI Ltd and its subsidiaries are included in the consolidated tax return of PMI Holdings starting in 2003. Prior to 2003, individual tax returns were filed by each entity. The tax provision for the Company for financial reporting purposes is determined on a stand-alone basis.

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method measures the expected future tax effects of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in future increases or decreases in taxes owed on a cash basis compared to amounts already recognized as tax expense in the consolidated statements of operations. The Company’s effective tax rate was 28.6%, 30.0% and 33.4% for 2005, 2004 and 2003, respectively, compared to the Australian statutory rate of 30.0%. Differences are principally due to prior year adjustments.

Foreign Currency Translation – The consolidated financial statements have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Accordingly, assets and liabilities in the functional currency are translated using either the year-end spot exchange rates. Revenues and expenses are translated at monthly-average exchange rates. Gains and losses on currency

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

re-measurement incurred by the Company represent the revaluation of assets and liabilities denominated in non–functional currencies into the functional currency into the reporting currency. The effects of translating operations with a functional currency other than the reporting currency are reported as a component of accumulated other comprehensive income (loss) included in consolidated shareholder’s equity.

Comprehensive Income – Comprehensive income includes net income, foreign currency translation gains or losses, changes in unrealized gains and losses on investments, and the reclassification of realized gains and losses previously reported in comprehensive income, net of related tax effects. The Company reports the components of comprehensive income in its consolidated statements of shareholder’s equity.

Business Segments – The Company’s management has determined that the Company has one reportable operating segment.

NOTE 3. NEW ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (“FASB”) Staff issued FASB Staff Position (“FSP”) SFAS Nos. 115-1 and SFAS No 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP Nos. 115-1 and 124-1”). FSP Nos. 115-1 and 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. These FSPs also include accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in these FSPs shall be applied to reporting periods beginning after December 15, 2005. FSP Nos. 115-1 and 124-1 are not expected to significantly impact the Company’s consolidated statements of operations or consolidated financial condition.

NOTE 4. INVESTMENTS

Fair Values and Gross Unrealized Gains and Losses on Investments – The cost or amortized cost, estimated fair value, and gross unrealized gains and losses on investments are shown in the table below:

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(Dollars in thousands)
December 31, 2005
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$313,922	$4,361	$(43)	$318,240
Corporate bonds	282,100	3,529	(41)	285,588

Total fixed income securities	596,022	7,890	(84)	603,828
Equity securities:
Common stocks	18,672	9,148	(126)	27,694

Total equity securities	18,672	9,148	(126)	27,694

Total investments	$614,694	$17,038	$(210)	$631,522

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
	(Dollars in thousands)
December 31, 2004
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$256,953	$4,038	$(166)	$260,825
Corporate bonds	260,695	3,690	(17)	264,368

Total fixed income securities	517,648	7,728	(183)	525,193
Equity securities:
Common stocks	18,323	6,177	(70)	24,430

Total equity securities	18,323	6,177	(70)	24,430
Short-term investments	6,171	—	—	6,171

Total investments	$542,142	$13,905	$(253)	$555,794

Scheduled Maturities – The following table sets forth the amortized cost and fair value of fixed income securities by contractual maturity at December 31, 2005:

	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$60,079	$60,062
Due after one year through five years	227,500	229,996
Due after five years through ten years	308,443	313,770

Total fixed income securities	$596,022	$603,828

Actual maturities may differ from those scheduled as a result of calls or prepayments by the issuers prior to maturity.

Net Investment Income – Net investment income consists of:

	2005	2004	2003
	(Dollars in thousands)
Fixed income securities	$31,558	$25,022	$12,982
Equity securities – dividends	1,183	869	584
Short-term investments and cash on deposit	4,418	2,946	2,698

Investment income before expenses	37,159	28,837	16,264
Investment expenses	(904)	(702)	(373)

Net investment income	$36,255	$28,135	$15,891

Realized Investment Gains and Losses – Realized gains and losses on investments are composed of:

	2005	2004	2003
	(Dollars in thousands)
Fixed income securities:
Gross gains	$—	$240	$199
Gross losses	(302)	(948)	(80)

Net (losses) gains	(302)	(708)	119

Equity securities:
Gross gains	871	$1,035	701
Gross losses	(367)	(288)	(1,061)

Net gains (losses)	504	747	(360)

Net realized investment gains (losses) before income taxes (benefit)	202	39	(241)
Income taxes (benefit)	60	12	(72)

Total net realized investment gains (losses) after income taxes (benefit)	$142	$27	$(169)

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Unrealized Investment Gains and Losses – The change in unrealized gains and losses net of deferred taxes consists of:

	2005	2004	2003
	(Dollars in thousands)
Fixed income securities	$200	$5,743	$(4,754)
Equity securities	2,040	2,642	1,894

Change in unrealized investment gains (losses), net of deferred taxes (benefit)	2,240	8,385	(2,860)

Realized investment gains (losses), net of income taxes (benefit)	142	27	(169)

Total	$2,382	$8,412	$(3,029)

Aging of Unrealized Losses – The following table shows the gross unrealized losses and fair value of the Company’s investments, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Fixed income securities:
Australian and New Zealand Federal and State Government bonds	$50,570	$(38)	$346	$(5)	$50,916	$(43)
Corporate bonds	12,343	(28)	5,144	(13)	17,487	(41)

Total fixed income securities	62,913	(66)	5,490	(18)	68,403	(84)
Equity securities:
Common stocks	928	(123)	381	(3)	1,309	(126)

Total equity securities	928	(123)	381	(3)	1,309	(126)

Total	$63,841	$(189)	$5,871	$(21)	$69,712	$(210)

Unrealized losses were primarily due to interest rate fluctuations during the year and are not considered to be other-than-temporarily impaired as the Company has the intent and ability to hold until such investments until they recover in value or mature. The Company determined that the decline in the market value of certain equity securities in its investment portfolio met the definition of other-than-temporary impairment and recognized realized losses of $0.4 million and $0.2 million in 2005 and 2004, respectively. No securities were determined to be other-than-temporarily impaired for 2003.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Investment Concentrations and Other Items – The Company maintains a diversified portfolio principally of fixed income securities. The following entities represent the largest concentrations in the portfolio, expressed as a percentage of the fair value of the entire portfolio. Holdings that exceed 5% of the fixed income security portfolio at December 31, for the respective years, are presented below:

	2005		2004
	(Dollars in thousands)
Australian Commonwealth Government Bond	$124,475	20.6%	$119,740	22.8%
Queensland Treasury Corp. Bond	$71,533	11.8%	$63,616	12.1%
New South Wales Treasury Corp. Bond	$30,681	5.1%	$28,460	5.4%
Victorian Treasury Corp. Bond	$38,307	6.3%	$—	—
Western Australian Treasury Corp. Bond	$34,786	5.8%	$—	—

The Company has bonds with restrictions on redemption deposited with the New Zealand Public Trust Office. The fair value of such bonds at December 31, 2005 was $0.3 million.

NOTE 5. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes deferred policy acquisition cost activity as of and for the years ended;

	2005	2004	2003
	(Dollars in thousands)
Balance at January 1,	$34,129	$26,968	$14,810
Policy acquisition costs incurred and deferred	12,754	18,134	20,642
Amortization of deferred policy acquisition costs	(11,321)	(10,973)	(8,484)

Balance at December 31,	$35,562	$34,129	$26,968

Deferred policy acquisition costs are affected by qualifying costs that are deferred in the period and amortization of previously deferred costs in such period. In periods where there is significant growth in new business, the asset will generally increase because the amount of deferred acquisition costs incurred exceeds the amortization of previously deferred policy acquisition costs. Conversely, in periods where new business activity is declining, the asset may decrease because the amortization of previously deferred policy acquisition costs could exceed the amount of deferred acquisition costs incurred.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 6. LEASEHOLD IMPROVEMENTS, EQUIPMENT AND SOFTWARE

The following table sets forth the cost basis of, and accumulated depreciation and amortization for, leasehold improvements, equipment and software as of the years ended;

	2005	2004
	(Dollars in thousands)
Leasehold improvements	$3,444	$2,711
Furniture and equipment	2,049	1,939
Software	1,788	1,570

Leasehold improvements, equipment and software, at cost	7,281	6,220
Less accumulated depreciation and amortization	(4,753)	(3,761)

Leasehold improvements, equipment and software, net of accumulated depreciation and amortization	$2,528	$2,459

Depreciation and amortization expense related to leasehold improvements, equipment and software totaled $1.3 million in 2005, $1.5 million in 2004 and $1.7 million in 2003. Capitalized costs associated with software developed for internal use were $1.0 million in 2005, $0.8 million in 2004 and $0.8 million in 2003.

NOTE 7. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes reserves for losses and LAE to recognize the estimated liability for potential losses and related loss adjustment expenses in connection with borrower default on their mortgage payments. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for each of the three years ended December 31:

	2005	2004	2003
	(Dollars in thousands)
Balance at January 1	$7,672	$5,975	$8,966
Reinsurance recoverables	(81)	(77)	(243)

Net balance at January 1,	7,591	5,898	8,723
Losses and LAE incurred , principally with respect to defaults occurring in:
Current year	8,445	7,556	4,677
Prior years (1)	(4,868)	(5,067)	(8,124)

Total incurred	3,577	2,489	(3,447)
Losses and LAE payments , principally with respect to defaults occurring in:
Current year	(994)	(479)	(236)
Prior years	(2,258)	(639)	(1,411)

Total payments	(3,252)	(1,118)	(1,647)
Foreign currency translation effects	(390)	322	2,269

Net ending balance at December 31,	7,526	7,591	5,898
Reinsurance recoverables	—	81	77

Balance at December 31,	$7,526	$7,672	$5,975

(1)	The reductions in losses and LAE incurred relating to prior years were primarily due to favorable development of actual claim amounts and adjustments to ultimate claim rates due to the strong housing appreciation and overall economic conditions experienced in Australia over the three year period.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The estimated fair value of the financial instruments indicated in the table below has been determined by available market information and appropriate valuation methodology. The carrying values of cash and cash equivalents and accrued investment income approximate their fair values primarily due to their liquidity and short-term nature.

	As of December 31, 2005		As of December 31, 2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Fixed income securities	$603,828	$603,828	$525,193	$525,193
Equity securities	$27,694	$27,694	$24,430	$24,430
Short-term investments	$—	$—	$6,171	$6,171
Cash and cash equivalents	$100,712	$100,712	$48,864	$48,864
Accrued investment income	$8,635	$8,635	$7,596	$7,596

Considerable judgment is required in interpreting market data to develop the estimates of fair value and, therefore, changes in the assumptions may have a material effect on the fair valuation estimates. A number of the Company’s other significant assets and liabilities, including deferred policy acquisition costs, reserves for losses and LAE, unearned premiums, reinsurance receivables and payables and deferred income taxes are not considered financial instruments.

NOTE 9. REINSURANCE

The following table shows the effects of reinsurance on premiums written, premiums earned and losses and loss adjustment expenses of the Company’s operations for the years ended:

	Year ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Premiums written
Direct	$120,589	$114,435	$96,006
Assumed	37,325	44,338	36,919
Ceded	(6,876)	(6,783)	(4,757)

Net premiums written	$151,038	$151,990	$128,168

Premiums earned
Direct	$89,934	$75,394	$56,706
Assumed	29,526	29,070	17,490
Ceded	(5,901)	(7,827)	(6,693)

Net premiums earned	$113,559	$96,637	$67,503

Losses and loss adjustment expenses

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31,
	2005	2004	2003
Direct	$1,906	$2,112	$(3,715)
Assumed	371	(161)	210
Ceded	1,300	538	58

Net losses and loss adjustment expenses	$3,577	$2,489	$(3,447)

Ceded premiums related principally to a reinsurance contract with a captive reinsurance operation. Under the captive reinsurance agreement, a portion of the risk insured by the Company is reinsured with the mortgage originator through a reinsurer that is affiliated with the mortgage originator. Ceded premiums also include premiums paid to PMI for excess of loss reinsurance presented in Note 14.

Direct premiums written and earned include amounts relating to a reinsurance contract with a captive insurer affiliated with a mortgage originator. The Company reinsures the captive insurer on a quota share basis.

NOTE 10. INCOME TAXES

The components of income tax expenses for the years ended December 31 are as follows:

	2005	2004	2003
	(Dollars in thousands)
Current	$33,124	$25,380	$18,090
Deferred	(1,848)	1,540	3,169

Total income taxes before minority interest	$31,276	$26,920	$21,259

A reconciliation of the Australian income tax rate to the effective tax rate reported on income before income taxes is shown in the following table:

	2005	2004	2003
Statutory federal income tax rate	30.0%	30.0%	30.0%
Other	(1.4)%	—	3.4

Effective income tax rate before minority interest	28.6%	30.0%	33.4%

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The components of the deferred income tax assets and liabilities as of the years ended December 31 are as follows:

	2005	2004
	(Dollars in thousands)
Deferred tax assets:
Other loss reserves	$307	$905
Accrued expenses	1,279	702
Purchased interest and amortization	3,636	2,709
Reinsurance	152	263
Other assets	—	235

Total deferred tax assets	5,374	4,814

Deferred tax liabilities:
Accrued income	2,401	2,236
Unrealized net gains on investments	4,855	4,087
Deferred policy acquisition costs	834	568
Unearned premium	2,555	4,431
Other liabilities	232	—

Total deferred tax liabilities	10,877	11,322

Net deferred tax liability	$5,503	$6,508

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases certain office space and office equipment. Minimum rental payments under noncancelable operating leases in the aggregate for the five years subsequent to 2005 are as follows:

Operating Leases
(Dollars in thousands)
Year ending December 31,
2006	$2,606
2007	2,461
2008	2,288
2009	827
2010	419
Thereafter	855

Total minimum lease payments	$9,456

Rent expense for all leases was $2.6 million for 2005, $2.4 million for 2004 and $1.7 million for 2003. As of December 31, 2005, the Company’s operating leases for office space had renewal options ranging between three and five years.

Legal Proceedings –Various legal actions are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the consolidated financial condition, results of operations or cash flows of the Company.

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 12. BENEFIT PLANS

Employee Benefit Plans and Share-Based Compensation - PMI Ltd’s employees participate in The PMI Group’s Employee Stock Purchase Plan (“ESPP”) which allows eligible employees to purchase The PMI Group’s common shares at a 15% discount to fair market value as determined by the plan. The ESPP offers participants the 15% discount to current fair market value or fair market value with a look-back provision of the lesser of the duration an employee has participated in the ESPP or two years. PMI Ltd’s employees also participate in The PMI Group’s Equity Incentive Plan which provides for awards of stock options subject to various restrictions and performance hurdles, entitling the recipient to receive cash or common stock in the future. Generally options are granted with an exercise price equal to the market value on the date of the grant, expire ten years from the grant and have a three year vesting period. The Company’s consolidated shareholder’s equity is not impacted by either of these plans as common shares are issued out of The PMI Group.

Superannuation Plans (Retirement Plans) - It is compulsory for superannuation contributions to be made by the Company to a regulated and complying superannuation fund for all Australian employees. The minimum required contribution, based on an employee’s salary, which is paid by the Company is 9% in 2005, 2004 and 2003. Employees may elect to pay additional contributions out of their salary. The default superannuation plan for Australian employees is the ING Corporate Super although employees may elect for the contributions relating to them to be paid into another plan. The Company has made superannuation payments on behalf of their employees of $1.4 million, $1.1 million and $1.0 million for 2005, 2004 and 2003, respectively.

In New Zealand all permanent employees are members of the PMI Mortgage Insurance Limited Superannuation Plan. Employer contributions are 8.06% of an employee’s salary.

The Company also pays salary continuance insurance premiums. Salary continuance insurance provides permanent employees payments in the event that an individual is unable to work due to disability following a non work-related accident or injury. Contractors are not covered under this benefit.

NOTE 13. STATUTORY ACCOUNTING

PMI Ltd and its insurance subsidiaries prepare financial statements for their regulator, APRA, in accordance with the accounting practices prescribed by the regulator, which is a comprehensive basis of accounting other than GAAP.

The Company’s APRA capital base, minimum capital requirement and solvency ratio as of and for the years ended are as follows:

	Year ended December 31,
	2005	2004	2003
	(Dollars in thousands)
APRA capital base	$575,522	$467,564	$293,382
APRA minimum capital requirement	$176,911	$152,856	$121,563
APRA solvency ratio	3.25	3.06	2.41

PMI MORTGAGE INSURANCE LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Under the insurance laws of Australia, mortgage insurers are required to establish a catastrophic risk charge defined as a 1 in 250 year event. The Company is required to maintain adequate capital to fund this charge in addition to normal insurance liabilities, by maintaining a solvency ratio of least 1.5 to 1.

The Company’s ability to pay dividends to PMI Holdings is restricted to the extent the payment of dividends causes the solvency ratio to drop below the minimum level established by APRA.

NOTE 14. RELATED PARTY TRANSACTIONS

Related Party Receivables – As of December 31, 2005, related party receivables were $0.0 million. As of December 31, 2004, related party receivables were $2.8 million consisting of non interest bearing receivables at call, due from two related Australian entities.

Related Party Payables – As of December 31, 2005, related party payables were $0.2 million consisting of non interest bearing payables at call, due to related Australian and U.S. based related entities. As of December 31, 2004, there were no related party payables.

Other Related Party Transactions – PMI Ltd has a capital support arrangement with PMI. The ultimate parent of PMI is The PMI Group, Inc., a United States domiciled corporation. Under the capital support arrangement, the related Company has undertaken to ensure that PMI Ltd exceeds the minimum required level of regulatory capital. Fees totaling $0.0 million, $0.0 million and $0.2 million were incurred during 2005, 2004 and 2003, respectively, in relation to this arrangement.

PMI Ltd has a ceded excess of loss reinsurance arrangement with PMI. Reinsurance premiums totaling $2.8 million, $2.2 million and $1.3 million were incurred during 2005, 2004 and 2003, respectively, in relation to this arrangement.

PMI Ltd has a management services agreement with PMI Indemnity Limited (“PMI Indemnity”), a related Company in Australia, under normal commercial terms and conditions. Under the agreement PMI Ltd manages all of the operational activities of PMI Indemnity. PMI Ltd earned fees of $0.2 million, $0.3 million and $0.4 million in 2005, 2004 and 2003, respectively, related to this agreement.

NOTE 15. SUBSEQUENT EVENTS

On January 3, 2006, PMI Ltd acquired the mortgage insurance portfolio of PMI Indemnity, a wholly owned subsidiary of PMI Holdings. The estimated fair value of assets acquired was approximately $25 million. The estimated fair value of liabilities assumed was approximately $25 million. PMI Ltd paid no consideration to PMI Holdings for this transfer.

Effective January 1, 2006, APRA established new capital and prudential requirements which, among other things, raised the minimum capital requirements for PMI Ltd. and other mortgage insurers. These capital requirements increased the calculation of a mortgage insurer’s catastrophic claim risk, increased the concentration risk capital charge, and capped the offset allowance of reinsurance to 60% that can be considered for minimum capital levels. PMI Ltd. currently complies with these new requirements.